[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 8, 2014

VIA EDGAR SUBMISSION AND COURIER

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	ChiquitaFyffes Limited
Amendment No. 1 to Registration Statement on Form S-4
Filed June 12, 2014
And Documents Incorporated by Reference
File No. 333-195564

Dear Mr. Field:

On behalf of ChiquitaFyffes Limited (“ChiquitaFyffes”), we are writing in response to the comments contained in the Staff’s comment letter June 26, 2014 with respect to ChiquitaFyffes Amendment No. 1 to Registration Statement on Form S-4, as filed with the Securities and Exchange Commission (the “Commission”) on June 12, 2014 (the “Form S-4”).

For the convenience of the Staff’s review, the comments contained in the Staff’s comment letter are set forth below and indicated in bold, followed by ChiquitaFyffes responses immediately after each comment. In addition, ChiquitaFyffes has filed today Amendment No. 2 to the Form S-4 (“Amendment No. 2”). ChiquitaFyffes is also delivering with this letter four courtesy copies of Amendment No. 2 marked to show the revisions ChiquitaFyffes has made in response to the Staff’s comments, as well as certain other changes to the Form S-4. The page numbers in the responses refer to pages of Amendment No. 2.

****

General

1.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

ChiquitaFyffes acknowledges the Staff’s comment.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

2.	Please provide currently dated consents from the independent registered public accountants in any amendments to this registration statement.

In response to the Staff’s comment, ChiquitaFyffes has provided currently dated consents from the independent registered public accountants as exhibits to Amendment No. 2. In addition, ChiquitaFyffes advises the Staff that it will provide currently dated consents from the independent registered public accountants as exhibits to all future amendments to the Form S-4.

Questions and Answers About the Combination and the Special Meetings, page 1

Q: What proposals are being voted on at the Chiquita special meeting, page 3

3.	We note your response to our prior comment 4 and did not find it fully responsive. Please refer to your disclosures on pages 229 to 262 concerning the material differences between the rights of Chiquita shareholders as compared to the rights Chiquita shareholders will have as shareholders of ChiquitaFyffes. We note your legal analysis regarding why unbundling in this context is not required only analyzes certain material differences. Please provide us with your legal analysis for each material difference referenced on pages 229 to 262. In your legal analysis, please tell us (i) whether the change is required by Irish law or (ii) whether the change is permissible but not required by Irish law. Additionally, with respect to changes that are not required by Irish law, please explain why the differences do not substantively affect shareholders’ rights. In this regard, as examples, refer to the “Calling Special Meetings of Shareholders” section on page 244 and the “Shareholder Action by Written Consent” section on page 251. It is not clear to us whether the “Calling Special Meetings of Shareholders” provision is required by Irish law or whether ChiquitaFyffes opted to allow this provision to apply. With regards to written consents, please tell us whether Irish law does not permit written resolutions of shareholders and, if not, explain why this change does not substantively affect shareholders’ rights.

ChiquitaFyffes advises the Staff that a copy of Chiquita’s legal analysis for each material difference referenced on pages 231 to 265 will be supplementally provided to the Staff by counsel to Chiquita. In addition, upon further review and analysis, ChiquitaFyffes has further modified the provisions of the proposed memorandum and articles of association of ChiquitaFyffes (the “ChiquitaFyffes Articles”) in an effort to better preserve, insofar as possible, the rights of shareholders of Chiquita as such rights currently exist under New Jersey law and Chiquita’s certificate of incorporation and bylaws. In that regard, as the Staff will recognize from the revision to the S-4, ChiquitaFyffes has revised the proposed ChiquitaFyffes Articles to permit shareholder action by unanimous written consent, has revised the “Quorum of the Board” and “Participation at Meetings” provisions of the proposed ChiquitaFyffes Articles, and has clarified that differences regarding calling of special meetings of shareholders are due to the fact that Irish law requires different procedures for calling special meetings of shareholders than under New Jersey law.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

Opinions of Chiquita’s Financial Advisors, page 79

Goldman Sachs, page 79

Implied Ownership of ChiquitaFyffes Based on Historical Stock Price Performance, page 81

4.	We note your response to our prior comment 24 and reissue. Please revise to show how Goldman Sachs arrived at the various implied exchange ratios and implied ownership percentages.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on pages 81-82 of Amendment No. 2 to show how Goldman Sachs arrived at the various implied exchange ratios and implied ownership percentages.

Contribution Analysis, page 81

5.	Please revise to disclose the implied enterprise values calculated for Chiquita and Fyffes based on the respective EBITDA multiples.

ChiquitaFyffes respectfully advises the Staff that the implied enterprise values are not disclosed in the materials presented to the board. However, ChiquitaFyffes has revised its disclosure on page 82 of Amendment No. 2 to include revenue forecasts, implied multiples and net debt assumptions, which are used to calculate implied equity values.

6.	We note your response to our prior comment 25 and reissue. Please revise to show how Goldman Sachs arrived at the various implied equity values, implied share prices and implied exchange ratios.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on pages 81 and 82 of Amendment No. 2 to show how Goldman Sachs arrived at the various implied equity values, implied share prices and implied exchange ratios.

7.	Please advise, with a view towards revised disclosure, why the contribution analysis summary is limited to the relative contribution of Chiquita and Fyffes based on EBITDA for the respective periods and does not also summarize the relative contribution of the companies based on revenue and net income as included in the board book. The board book for this financial analysis also discloses implied ownership percentages for the respective metrics. Please advise, with a view towards revise disclosure, why this information has not been summarized and included in the prospectus.

In response to the Staff’s comment, ChiquitaFyffes has revised the disclosure on page 82 of Amendment No. 2 to include the relative contribution of Chiquita and Fyffes based on revenue and to include the implied ownership percentages for the respective metrics. However, ChiquitaFyffes respectfully advises the Staff that net income, while included in the board book, was not material to Goldman Sachs’ financial analysis.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

Wells Fargo Securities, page 86

Selected Companies Analysis, page 90

8.	We note your response to our prior comment 28 and reissue in part. Please revise to disclose the enterprise value and EBITDA information for each company and for each respective period.

In response to the Staff’s comment, the disclosure on page 91 of Amendment No. 2 has been revised.

9.	We note that Wells Fargo Securities applied various multiple ranges to calculate implied per share value reference ranges for Chiquita and Fyffes. Please revise to discuss in greater detail why Wells Fargo Securities applied these multiple ranges. Similarly, revise the Selected Transaction Analysis section on page 91 accordingly.

In response to the Staff’s comment, the disclosure on page 92 of Amendment No. 2 has been revised.

Advice of Fyffes Financial Advisor Pursuant to Rule 3 of the Irish Takeover Rules, page 93

Selected Publicly Traded Companies Analysis, page 95

10.	We note that Lazard applied a multiple range of 6.0x to 7.5x to calculate implied enterprise value reference ranges for Chiquita and Fyffes. Please revise to discuss in greater detail why Lazard applied this range. Similarly, revise the Selected Precedent Transactions Analysis section on page 98 accordingly.

In response to the Staff’s comment, the disclosure on pages 96-97 of Amendment No. 2 has been revised.

Certain Tax Consequences of the Combination, page 121

11.	We note your response to our prior comment 34 and did not find it fully responsive. While we note that ChiquitaFyffes expects that shareholders will recognize gain in the combination, we also note that U.S. holders would not recognize any loss in its Chiquita common shares and would not be permitted to net any realized losses against any gain recognized with respect to other Chiquita common shares. Please explain to us why such tax consequence would not be material to shareholders. We may have additional comments upon review of your response. As further explained in our comments below, please revise this section and the exhibit index to reflect that U.S. and Irish tax law opinions and consents of counsel, as applicable, will be filed.

In response to the Staff’s comment, ChiquitaFyffes has revised the proxy statement/prospectus to reflect that a U.S. and Irish tax law opinion and consents of counsel will be filed.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

U.S. Federal Income Tax Considerations – Chiquita and ChiquitaFyffes, page 121

Scope of Discussion, page 121

12.	We note your response to our prior comment 35 and did not find it fully responsive. Please refer to the first paragraph. An investor is entitled to know of the material U.S. federal income tax consequences. Aside from the tax consequences of the combination discussed above, please explain to us why the tax consequences as a result of the ownership, the disposition of ChiquitaFyffes ordinary shares and passive foreign investment company status of ChiquitaFyffes would not be material to U.S. shareholders. We note your disclosures on pages 125-126. As the tax considerations appear material to shareholders, please revise this paragraph and this section throughout to clarify that the summary addresses all material U.S. federal income tax consequences. Refer to Section III.C.1 of Staff Legal Bulletin No. 19. In this regard, we note your disclosure in the fourth paragraph that “[t]his summary... does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the combination or as a result of the ownership and disposition of ChiquitaFyffes ordinary shares.” Please delete or revise as discussed above.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 122 to add the word “material” as requested above. However, with respect to the included language stating that “[t]his summary… does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the combination or as a result of the ownership and disposition of ChiquitaFyffes ordinary shares,” ChiquitaFyffes continues to believe this language is appropriate, given that the disclosure may not discuss all material tax consequences to a particular holder (for example, a holder that is subject to special tax rules, such as those listed on pages 122-123 of the proxy statement/prospectus). Accordingly, ChiquitaFyffes has revised this sentence to make clear that, while the disclosure may not discuss all considerations relevant to a particular holder, the disclosure addresses all tax consequences that are material to holders generally.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

13.	We note your responses to our prior comments 36 and 37 and found your responses not fully responsive. We note your disclosure in the fourth paragraph that “[t]his summary is for general information purposes only” and “this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any holder” and similar disclosure in the last paragraph of this section on page 127. Investors are entitled to rely on the opinions as expressed. Please revise this section throughout to remove these inappropriate disclaimers and limitations on reliance. Please also delete the last sentence of the fifth paragraph and revise the proxy statement/prospectus throughout as applicable. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure to reflect the comment above. However, similar to our response to Comment 12, ChiquitaFyffes believes that the inclusion of the statement “this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any holder” is appropriate. ChiquitaFyffes respectfully believes that the disclosure should not be construed as tax advice to any particular holder, as such holder may be subject to differing circumstances or special rules for U.S. federal income tax purposes. As a result, ChiquitaFyffes respectfully believes that holders should be encouraged to talk to their independent tax advisors regarding the specific consequences of the transaction to them. Accordingly, ChiquitaFyffes has revised this statement to make clear that the disclosure should not be construed as tax advice to any particular holder.

Irish Tax Considerations, page 127

14.	We note your response to our prior comment 38 and reissue in part. Aside from the Irish tax consequences of the combination discussed on pages 127 and 128, please explain to us why the Irish tax consequences to U.S. shareholders discussed in this section would not be material to shareholders. As the tax considerations appear material to shareholders, please remove the disclosure that “THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY.” Investors are entitled to rely on the opinions as expressed. Please revise this section throughout to remove any inappropriate disclaimers and limitations on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

In response to the Staff's comment, ChiquitaFyffes has revised its disclosure to reflect the comments above.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

Treatment of Chiquita Stock Options and Other Chiquita Equity-Based Awards, page 136

15.	We note from your responses to our prior comments 40 and 41 that upon consummation of the combination and determination of a new grant date, the Fyffes and Chiquita stock options and other Chiquita equity-based awards will be required to be fair valued in accordance with ASC 718 and any incremental compensation expense will be determined and recognized in the post-combination financial statements. In light of the fact that compensation expense may be recorded in periods subsequent to the merger in connection with the conversion of the Fyffes and Chiquita stock based compensation grants into ChiquitaFyffes stock-based compensation awards, we believe this should be reflected in the pro forma financial statements. Please revise the pro forma statement of operations to include pro forma adjustments giving effect to the conversion of the Fyffes and Chiquita stock-based compensation awards into ChiquitaFyffes stock-based compensation awards and disclose the significant assumptions used in determining such adjustment in the notes to the pro forma financial information. Also, if the amount of such adjustment may vary due to ChiquitaFyffes stock price at the date of the combination, please include disclosure explaining how the amount of this adjustment may vary from that reflected in the pro forma financial information.

In response to the Staff's comment, ChiquitaFyffes has revised the pro forma statement of operations to include pro forma adjustments giving effect to the conversion of the Fyffes and Chiquita stock-based compensation awards into ChiquitaFyffes stock-based compensation awards.  ChiquitaFyffes has also disclosed the significant assumptions used in determining such adjustment in the notes to the pro forma financial information.

Expense Reimbursement Agreement, page 155

16.	We note your response to our prior comment 43 and found your response unpersuasive. Please revise to add a section to the proxy statement/prospectus which includes the information required by Item 1015(b) of Regulation M-A with respect to the Lazard opinion. Refer to Item 4(b) of Form S-4. Please also file a copy of the Lazard opinion as an exhibit or furnish a copy as part of the proxy statement/prospectus. Refer to Item 21(c) of Form S-4.

ChiquitaFyffes respectfully submits that the Lazard opinion with respect to the Expenses Reimbursement Agreement is not a “report, opinion or appraisal described in response to” Item 1015(a) because it was not delivered to the “subject company or affiliate”; rather, it was prepared for and delivered to the Irish Takeover Panel.  Therefore, the information listed in Item 1015(b) of Regulation M-A is not required to be included in the Form S-4 with respect to such opinion.

Management’s Discussion and Analysis of Financial Condition, page 170

Contractual Obligations and Commercial Commitments, page 190

17.	We note your response to our prior comment 53 that you do not intend to present a pro forma table of contractual obligations because such a table is not required by the pro forma guidance. However, we continue to believe that in light of the business combination which will result in a significant increase in contractual obligations and commercial commitments as a result of combining the two companies, it would be useful to investors if you presented a pro forma table of contractual obligations within MD&A or the notes to your pro forma financial information, which reflects the contractual obligations and commercial commitments of the new entity, ChiquitaFyffes, subsequent to the business combination. Footnote disclosure may be added to such a table to indicate that it represents the contractual obligations of the combined company as they are estimated at this time. Please consider revising your filing accordingly.

In response to the Staff’s comment, ChiquitaFyffes has included disclosures on page 211 of Amendment No. 2.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

Unaudited Pro Forma Condensed Combined Financial Information, page 194

18.	We note from the disclosure included on page 100 under the heading “Summary of Material Financial Analysis” that Fyffes has agreed to pay Lazard $4,000,000 for its services in connection with the combination, of which $500,000 became payable upon entry into the transaction agreement and announcement of the combination on March 10, 2014, and the balance of which is contingent upon consummation of the combination. Please revise to include an adjustment to the pro forma balance sheet giving effect to this contingent fee payable upon consummation of the combination or alternatively, please explain whether it has been included in pro forma adjustment 1(e) on page 202 of the registration statement. Also, please revise MD&A to explain how this fee will be accounted for by ChiquitaFyffes in connection with the consummation of the merger transaction.

The $500,000 was recorded in Fyffes historical income statement for the three months ended March 31, 2014 and was included and reversed in the “Combination costs” pro forma adjustment of $8,543 thousand on page 198. The remaining $3,500,000 is reflected in pro forma adjustment 1(e) on page 204.

Fyffes has revised its MD&A on page 171 of Amendment No. 2.

19.	We note your response to our prior comment 57 that because the terms and conditions of the transaction and retention bonuses have not been finalized, ChiquitaFyffes does not believe these bonuses are factually supportable and has therefore not reflected these amounts in the unaudited pro forma condensed combined balance sheet. To the extent that these bonus arrangements are finalized prior to the planned effectiveness of your Form S-4 registration statement, please revise the pro forma balance sheet to include a pro forma adjustment giving effect to these bonus arrangements.

The terms and conditions of the Fyffes transaction and retention bonuses have not been finalized and we acknowledge the Staff’s comment.

20.	We note your response to our prior comment 59 you believe that because the first tranche is non-recurring in nature, you have not included an adjustment for the retention stock award in the pro forma financial statements. However, in light of the fact that it appears from your response that the award will vest over two years (and presumably be expensed over those two years), we believe the expense is recurring in nature and should be included in the pro forma financial statements. Please revise accordingly.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosures on page 206 and 208 of Amendment No. 2.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

21.	Also, to the extent that the performance objectives related to the second tranche of the retention award are established and finalized prior to the effectiveness of your Form S-4 registration statement, please revise the pro forma statements of operations to include adjustments giving effect to compensation expense associated with the second tranche of the retention awards.

The performance objectives related to the second tranche of the retention award have not been finalized and we acknowledge the Staff’s comment.

Note 4. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments as of March 31, 2014, page 201

22.	We note your response to our prior comment 64 that you have preliminarily estimated the fair value of trade receivables for the balance at March 31, 2014 to be equal to the preexisting Fyffes trade receivable balance net of the provision for doubtful accounts and therefore no pro forma adjustment is necessary. However, we do not believe that your response addressed the second part of our prior comment. As previously requested, in regards to Fyffes trade receivables, please revise to disclose the gross contractual amounts receivable and the best estimate of the contractual cash flows not expected to be collected at the time of the combination. See guidance in ASC 80520-50-1(b).

In response to the Staff’s comment, ChiquitaFyffes has included disclosures on page 205 of Amendment No. 2.

Note (B) Pro Forma Adjustments, page 202 (1) Pro Forma Adjustments

(b) Property, Plant and Equipment, page 202

23.	We note from your disclosure added in response to our prior comment 68 that the depreciated replacement cost methodology was used to determine fair value of the property, plant, and equipment. Please revise to disclose the nature of the significant assumptions used in this methodology for purposes of determining the fair values of your property, plant and equipment.

In response to the Staff’s comment, ChiquitaFyffes has included updated disclosures on page 203-204 of Amendment No. 2.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

(c) Intangible assets, page 203

24.	We note your response to our prior comment 69 that certain information used in determining the fair values of Fyffes trademarks and customer relationships is still considered confidential by Fyffes due to regulatory restrictions and the related approval process and therefore details underlying the assumptions cannot be disclosed at this time and will be disclosed in updated filings upon regulatory approval. Please tell us the nature of the underlying assumptions which are subject to regulatory restrictions requiring them to remain confidential and indicate when these restrictions are expected to lapse. To the extent that this will occur prior to the planned effectiveness of your registration statement, please revise the disclosure in footnote (c) to disclose the significant assumptions used in determining the fair values of Fyffes trademarks and customer relationships.

Key assumptions used in estimating the fair values of the Fyffes trademarks and its customer relationships were profit margins by product category and geographic location. As Chiquita and Fyffes are still undergoing regulatory review, we are unable to disclose this confidential information under anti-trust rules. These restrictions will not lapse until after completion of the Combination.

25.	We note your response to our prior comment 69 that the useful life of Fyffes customer relationships as reflected in its financial statements, of one to six years is related to Fyffes melon acquisition. We also note from your response that as the combination and fair value of the customer relationships acquired in the Fyffes acquisition is related to all business lines of Fyffes, ChiquitaFyffes believes a six to ten year life is reasonable. Please explain in further detail why you believe the useful lives of the customer relationships related to all of the business lines of Fyffes should be longer than that used for customer relationships associated with Fyffe’s melon acquisition. We may have further comment upon review of your response.

In connection with Fyffes acquisition of its melon business, Fyffes established a six year useful life for its customer relationships intangible asset primarily based on the historic duration of the relationships its melon business had with the key customers and the minimum likely average duration of the future relationships with those customers as at the acquisition date. ChiquitaFyffes has considered Fyffes customer relationships across all of its lines of business on a similar basis, and based on the current profile of Fyffes customer relationships, ChiquitaFyffes believes a six to ten year life is reasonable.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

In response to the Staff’s comment, ChiquitaFyffes has updated its disclosures on page 204 of Amendment No. 2

(e) Accrued Liabilities, page 203

26.	We note your disclosure that the $30.5 million of combination-related transaction costs are primarily related to financial advisory and legal costs of approximately $23 million, with the remaining amount for accounting, tax, due diligence and other combination related fees. Please revise to provide more details as to the amount accrued for each significant type of cost included in this accrual.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosures on page 204 of Amendment No. 2.

(f) Equity, page 204

27.	We note your disclosure in note (iii) at the top of page 204 that accumulated deficit pro forma adjustments includes $7,581 of transaction-related costs recorded for Chiquita at March 31, 2014. Please explain to us why you are adjusting for transaction costs incurred by Chiquita at March 31, 2013, as we would assume this amount is already included in Chiquita’s historical balance sheet. Also, please tell us where the $16,081 adjustment to accrued liabilities discussed in footnote 1(e) has been recorded as an adjustment to pro forma accumulated deficit.

As discussed in footnote 1(e), total combination related transaction costs are estimated at $30,500. Through March 31, 2014, Fyffes recorded $8,501 in its historical income statement for the three months ended March 31, 2014 with a corresponding amount on its historical March 31, 2014 balance sheet and Chiquita recorded $5,919 in its historical statement of operations for the three months ended March 31, 2014 with a corresponding amount on its historical March 31, 2014 balance sheet.

Remaining, unrecorded combination related transaction costs of $16,081, are comprised of $7,581 for Chiquita and $8,500 for Fyffes. These amounts are not reflected on the March 31, 2014 historical balance sheets as they had not been incurred as of that date. Therefore, we have reflected both of these amounts as pro forma adjustments to the unaudited pro forma condensed combined balance sheet in footnote 1(e) and as disclosed in footnote 1(f), the Chiquita portion of $7,581 is included as an offset to accumulated deficit and the Fyffes portion of $8,500 is included as a pro forma adjustment and included in the allocation of the total purchase price in note 3. The Fyffes portion was recorded as an adjustment to purchase price and not accumulated deficit because ChiquitaFyffes believes the Fyffes portion will be a pre-combination expense and will be reflected in Fyffes historical financial statements.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

Chiquita Profit Forecast, page 324

Reports on Chiquita Profit Forecast, page 325

28.	We note from your disclosure that for the fiscal year ending December 31, 2014, Chiquita has projected EBITDA of $130 to $150 million. In light of the fact that this amount appears to be significantly greater than the EBITDA for the year ended December 31, 2013, please explain to us the nature of the assumptions that support this significant increase in EBITDA. Also, in order to prevent forecasts of only favorable items, we typically believe that a forecast should include forecasted net income. In light of the fact that Chiquita’s statements of income reflect a net loss of $15.8 million for the year ended December 31, 2013, we believe that your forecast for the year ended December 31, 2014 should also reflect your expected net income or loss. Please revise to include disclosure of the Company’s forecasted net income or loss for 2014.

In response to the Staff's comment, Chiquita has included a reconciliation to the most comparable GAAP numbers, namely Operating Income. Chiquita has not included net income numbers given the fact that it does not regularly review net income forecasts with its Board, given the difficulties in forecasting such a number reliably for the reasons described in the proxy statement, and the fact that EBITDA or adjusted EBITDA, in Chiquita's judgment, is the most relevant number for measuring performance. However, in light of the Staff's concerns, we have included language making shareholders aware of the potential differences between reported net income and EBITDA, especially given one time charges that may be experienced in a given year.

29.	We note your response to our prior comment 79 and found your response unpersuasive. Please revise to add sections to the proxy statement/prospectus which include the information required by Item 1015(b) of Regulation M-A with respect to the reports prepared by PricewaterhouseCoopers Ireland and Goldman Sachs on the Chiquita Profit Forecast and the reports prepared by KPMG and Lazard on the Fyffes Profit Forecast. Refer to Item 4(b) of Form S-4. Please also file copies of the reports as exhibits or furnish copies as part of the proxy statement/prospectus. Refer to Item 21(c) of Form S-4.

ChiquitaFyffes respectfully maintains its view that, for the reasons stated below, the letters prepared by PricewaterhouseCoopers Ireland (“PwC”) and Goldman Sachs on the Chiquita Profit Forecast and the letters prepared by KPMG and Lazard on the Fyffes Profit Forecast are not materially related to the combination. In addition, ChiquitaFyffes is concerned that such reports are precluded from inclusion in an SEC filing based on Commission rules and interpretive guidance. Accordingly, ChiquitaFyffes respectfully requests that the Staff reconsider its position.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

In addition, ChiquitaFyffes wishes to reiterate that ChiquitaFyffes intends for shareholders, so desiring, to receive the benefit of those letters, but in lieu of including them as part of the Form S-4, they will be furnished to the Commission and provided to the Fyffes shareholders through a separate mailing, as required by the Irish Takeover Rules. ChiquitaFyffes believes that this approach takes account of the Staff’s objective that shareholders be provided with the information contained in the reports, while not imposing the burdens and conflicts of the Securities Act, in situations when the parties are otherwise complying with the rules of a foreign jurisdiction under which a particular report is prepared.

First, ChiquitaFyffes notes that the letters do not evaluate the accuracy of the forecasts nor do they contain any analysis of the combination or the consideration to be paid in the combination. ChiquitaFyffes believes, therefore, that the reports or letters are not relevant to the consideration to be offered to shareholders or the fairness of the combination, and as such are not the types of “reports, opinions and appraisals” for which the Staff typically requires such disclosure under Item 1015(b) of Regulation M-A. See Charles L. Ephraim no-action letter dated September 30, 1987 (the “Ephraim Letter”). Unlike the report in the Ephraim Letter, the letters in question here do not address substantive matters, but rather matters of procedure only. As previously noted, the reports on the Chiquita Profit Forecast and the Fyffes Profit Forecast are attestations regarding the standard of care applied by Chiquita and Fyffes in the preparation of their respective profit forecasts.1 In addition, these letters, which are issued only after the profit forecasts are prepared by the respective company, are not being relied on by the boards of directors of Chiquita or Fyffes in issuing the forecasts or recommending that their respective shareholders vote to approve the combination, nor have they been used in connection with determining any of the terms of the combination.

Second, ChiquitaFyffes notes that the inclusion of the reports or letters issued by PwC and KPMG as part of the S-4 would be inconsistent with the Commission’s rules and interpretations, as outlined below.

[1]	In accordance with the Irish Takeover Rules, these reports attest to the fact that the forecasts, in the judgment of the reporting party, were properly compiled by the companies: (1) in accordance with the assumptions made by the respective boards of directors and (2) on a basis of accounting that is consistent with the respective company’s accounting policies.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

In this regard, ChiquitaFyffes notes that the letters which will be issued by KPMG and PwC, which are intended to comply with the Irish Takeover Rules, were prepared in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board for use in the United Kingdom and published by the Institute of Chartered Accountants in Ireland (the “APB Standards”). As articulated in the Division of Corporation Finance’s Financial Reporting Manual Section 4210.3, audit reports, if they are to be contained in an SEC filed document, must contain representations that the audit is conducted in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”) or U.S. General Accepted Auditing Standards (“U.S. GAAS”). The letters specifically will indicate that they were NOT prepared using such standards. While the letters that KPMG and PwC issued are not audit reports on financial statements, we believe this prohibition of filing reports based on guidance developed by other auditing standards organizations outside of the United States is equally applicable for other attestation or similar type of procedures. Similarly, ChiquitaFyffes is concerned that the inclusion of the reports could be misleading, given that the standards being applied are different than those that would be required for attestation reports under the standards of the PCAOB and U.S. GAAS.

In addition, the reports, as customary for letters of this type and consistent with APB Standards, their engagement letters and the expectations of the Irish Takeover Panel, will indicate that KPMG’s and PwC’s responsibility is limited to those people to whom the report is addressed - the Board of Directors and the financial advisers - and to responsibilities under the Irish Takeover Rules; and that they do not assume any responsibility, and will not accept any liability, to any other person in connection with the reports. Accordingly, the letters are each a restricted use report and not a general use report as those terms are used under the standards of the PCAOB and U.S. GAAS. In that regard, the Staff has indicated that restricted use reports - even if acceptable in other jurisdictions and even if delivered to US shareholders - cannot be included in an SEC filing. The following is a link to a letter that was jointly issued by the Commission’s Acting Chief Accountant and the Director of the Division of Corporation Finance. http://www.sec.gov/info/accountants/staffletters/icaew022803.htm While this letter addressed a report on financial statements, we believe that it would be equally applicable to a report or letter on forecast or synergies.

As the Staff is aware, the letters of KPMG and PwC, as well as those of Goldman Sachs and Lazard, are being prepared at Chiquita’s and Fyffes request solely to satisfy the requirements of the Irish Takeover Rules, which are applicable because Fyffes is an Irish listed and incorporated company. It has been our experience that while the Staff expects that material information that is provided in a foreign jurisdiction that is relevant to a U.S. investor is included in a registration statement, that it generally does not require the inclusion of reports on such information – partly recognizing the various factors reviewed above. Such an approach is also consistent with doctrines of comity, so as not to apply additional requirements from a U.S. perspective to documents prepared under the standards of another jurisdiction.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

We also respectfully submit that the financial advisor reports should not be filed as part of the S-4, since they reference and rely upon the respective report from the auditor. In addition, we note that many of the points referenced above relating to the letters from the accountants would apply to the letters from the financial advisers.

As noted above, ChiquitaFyffes believes that the letters are not materially related to the combination and that ChiquitaFyffes had initially included references to the letters in the S-4 solely for purposes of complying with requirements of the Irish Takeover Rules. In light of that and unless the Staff determines otherwise, ChiquitaFyffes will be seeking a derogation from the Irish Takeover Panel to delete from the S-4 all references to the letters. Assuming that an appropriate derogation is received, ChiquitaFyffes would intend to delete such references and add language to the effect that any additional information required by the Irish Takeover Rules would be mailed separately to the Fyffes shareholders as required by the Irish Takeover Rules. ChiquitaFyffes would also note that the information to be mailed will be furnished to the Commission, but not incorporated into the S-4. In this regard, we note that absent any reference to the letters in the S-4, the disclosure requirements of Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A would not be applicable under all circumstances. We have revised the text of the S-4 for the Staff's benefit, assuming that an appropriate derogation will be received from the Panel.

ChiquitaFyffes also notes that in previous transactions subject to the Securities Act and the Irish Takeover Rules (such as the combinations of (a) Eaton Corporation and Cooper Industries plc, (b) Actavis Inc. and Warner Chilcott plc and (c) Perrigo Company and Elan Corporation plc) in order to avoid any such conflict and not to subject the preparers of reports governed by the Irish Takeover Rules to the standards of another jurisdiction, such reports on the profit forecasts were not included in the proxy statement/prospectus. This procedure allowed such companies to comply with the requirements of the Irish Takeover Rules, as well as the standards set forth in Commission rules and interpretive guidance. Consistent with the approach taken by other companies involved in a transaction subject to the Irish Takeover Rules and as noted above, Chiquita and Fyffes intend to mail copies of the reports of PwC and Goldman Sachs in respect of the Chiquita Profit Forecast and the reports of KPMG and Lazard in respect of the Fyffes Profit Forecast to Fyffes shareholders and to furnish copies to the Commission as exhibits to a Form 8-K.

This approach of not including the letters in the S-4 is also consistent with the approach taken by other companies subject to the Takeover Code of the U.K. Takeover Panel, which has had similar rules for a significant period of time. In light of this, ChiquitaFyffes respectfully requests that if the Staff is going to change its view on this subject, it should do so on a prospective basis only.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

30.	We note your response to our prior comment 80 and found your response unpersuasive. We note that PricewaterhouseCoopers Ireland and Goldman Sachs also provided reports related to the estimated synergies as disclosed in the Merger Benefit Statement section on page 328. Please revise the proxy statement/prospectus based on the above comment with respect to these reports.

For the same reasons described in response to comment 29, ChiquitaFyffes does not believe that it should be required to include the reports on the estimated synergies and respectfully requests that the Staff reconsider its positions. As described in response to comment 29, ChiquitaFyffes respectfully maintains its view that the letters prepared by PwC and Goldman Sachs are not materially related to the combination and that their inclusion in the S-4 would be inconsistent with Commission rules and interpretive guidance.

In addition, as discussed in the response to the prior comment, ChiquitaFyffes wishes to reiterate that ChiquitaFyffes intends for shareholders, so desiring, to be able to receive the benefit of these reports, as they have already been made available to the public as appendices to Fyffes Rule 2.5 Announcement, a copy of which was furnished to the Commission on a Form 8-K, and, as part of the Rule 2.5 Announcement, were mailed to Fyffes shareholders, consistent with the requirements of the Irish Takeover Rules.

ChiquitaFyffes believes that this approach takes into account of the Staff’s objective that shareholders be provided with the information contained in the letter, while not imposing the burdens and conflicts of the Securities Act, in situations when the parties are otherwise complying with the rules under which a particular report or letter is prepared.

As noted above in response to the Staff’s prior comment 80, these letters attest solely to the fact that the synergy estimates, in the judgment of the reporting party, were prepared by Chiquita with due care and consideration. These letters, which address matters of procedure only, are not opinions regarding reasonableness or achievability of the estimated synergies and do not relate to the fairness of the terms of the combination or the consideration to be paid to holders of Chiquita common shares or Fyffes ordinary shares. In accordance with the Irish Takeover Rules, the Board's responsibility for the issuance of the synergy estimates is not affected by the issuance of these letters or reports by PwC and Goldman Sachs. In addition, unlike the report in the Ephraim No-Action letter, no new substantive information is being provided by these letters. Accordingly, ChiquitaFyffes believes that these reports are not of a type for which Item 4(b) of Form S-4 should be applicable.

Finally, as noted above, ChiquitaFyffes will be seeking a derogation from the Irish Takeover Panel to delete from the S-4 all references to the reports. Assuming that an appropriate derogation is received, ChiquitaFyffes would intend to delete such references and add language to the effect that any additional information required by the Irish Takeover Rules has already been mailed to Fyffes shareholders. ChiquitaFyffes would also note that the information mailed was previously furnished to the Commission. As such, the reports would not be incorporated into the S-4 and the disclosure requirements of Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A would not be applicable under all circumstances. We have revised the text of the S-4 for the Staff's benefit, assuming that an appropriate derogation will be received from the Panel.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

Fyffes Profit Forecast, page 326

31.	We note your response to our prior comment 82 that Fyffes does not expect that 2014 EBITA will be materially more favorable than 2014 net income. Please revise your disclosure in this section to indicate this belief.

In response to the Staff's comment, Fyffes has included a reconciliation of EBITA, on which the 2014 profit forecast is based, to the GAAP measure of Profit for the financial year in respect of Fyffes two most recent financial years ended December 31, 2013 and 2012.  Fyffes has not included Profit for the financial year numbers in its profit forecast as it does not regularly review Profit for the financial year forecasts with its Board and it does not guide the market on this measure.  EBITA, in Fyffes' judgment,  is the most relevant number for measuring operating performance.  However, in light of the Staff's concerns, we have included language making shareholders aware of the potential differences between reported Profit for the financial year and EBITA.

Fyffes Audited Financial Statements for the Year Ended December 31, 2013

Notes to the Audited Financial Statements

Note 24. Acquisitions, disposals and terminations, page F-41

32.	We note your response to our prior comment 89 that due to the existence of the put and call option, under IFRS, the appropriate accounting treatment for the acquisition of these companies was to consolidate 100% of the profits and net assets from the date of acquisition and to recognize the estimated additional deferred contingent consideration as a payable. Please tell us the specific authoritative IFRS literature that you relied upon for your accounting treatment of this transaction using consolidation of 100% of the profits and net assets of the entity from the date you acquired the initial 60% interest in this entity during 2008.

The Put Option entered into in connection with Fyffes 2008 acquisition of Sol Group Marketing Company Inc., and connected companies, contained specific contractual obligations in favor of the vendor which met the definition of a financial liability under IAS 32 Financial Instruments: Presentation (“a financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another entity”), as Fyffes had an obligation to settle the Put Option in cash. This financial liability was recognised at the fair value of the Put Option.

IFRS 3 Business Combinations (2008) was the applicable accounting standard at the time of these acquisitions but it did not specify a method to account for a business combination containing a written put option or forward contract. The generally accepted practice was to account for such transactions using the “anticipated-acquisition method” or the “present-access method”. Fyffes applied the anticipated acquisition method, under which the interests of minority shareholders that held put options were recognised as a financial liability with the interests subject to the Put Option deemed to have been acquired already. Accordingly, having recognised the amounts due under the Put Option as a liability for the deferred contingent acquisition consideration, Fyffes therefore accounted for 100% of the profits and equity of the acquired businesses from the date of the initial acquisition.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

Fyffes Unaudited Interim Financial Statements for the Three Months Ended March 31, 2014

Condensed Group Statements of Movements in Equity, page F-60

33.	We note your disclosure that equity was reduced by €985,000 for share options which did not vest and that were credited to the income statement. Please explain to us the nature of this transaction and tell us why you believe it was appropriate to record this adjustment to the income statement.

The relevant authoritative guidance in respect of this transaction is IFRS 2 Share-based payment, paragraphs 19 and 20 and the definition of a “market condition” in Appendix A to the Standard. Paragraph 20 notes that “to apply the requirements of paragraph 19, the entity shall recognise an amount for the goods and services received during the period based on the best available estimate of the number of equity instruments expected to vest and shall revise that estimate, if necessary, if subsequent information indicates that the number of equity instruments expected to vest differs from previous estimates. On the vesting date, the entity shall revise the estimate to equal the number of equity instruments that ultimately vested.” Paragraph 19 notes that “vesting conditions, other than market conditions, shall not be taken into account when estimating the fair value of the shares or share options at the measurement date. Instead, vesting conditions shall be taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognised for goods or services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.” One of the vesting conditions relating to the Fyffes options was an Earnings per Share (EPS) target. EPS is a non-market performance condition as it does not meet the definition of a market condition in Appendix A to IFRS 2. The accounting for the share-based payments is based on the number of equity instruments for which the non-market performance conditions were expected to be met. Subsequently, these estimates are “trued up” for differences between the number of instruments expected to vest and the actual number of instruments vested. The impact of the “true up” of the estimate in the period was a credit to the income statement of €985,000 due to the non-vesting of 1,835,000 share options.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

Exhibit 5.1

34.	Please refer to the first paragraph on page 2. Please have counsel delete the following assumptions:

•	“We have assumed the accuracy and completeness of the information disclosed in such searches and that such information has not since the time of such searches been altered. (It should be noted that searches at the Companies Registration Office, Dublin – the central official registry for Irish-incorporated companies – do not necessarily reveal whether or not a resolution has been passed or a petition presented or any other action taken for the winding-up of or the appointment of a receiver or an examiner to a company.)”;
•	“We have assumed that the copies of minutes of meetings and/or of resolutions reviewed by us correctly record the proceedings at such meetings and the subject matter which they purport to record and that any meetings referred to in such copies were duly convened, duly quorate and held, that those present at any such meetings were entitled to attend and vote at the meeting and acted bona fide throughout.”;
•	“We have assumed that none of the resolutions and authorities of the shareholders or directors of the Company upon which we have relied or will rely upon have been or will be varied, amended or revoked in any respect or have expired or will expire.”; and
•	“We have also assumed that the memorandum and articles of association of the Company reviewed by us are the current memorandum and articles of association, are up to date and have not been amended or superseded.”

In response to the Staff’s comment, the requested deletions have been made.

35.	Please refer to the first paragraph on page 3. Please have counsel delete the last sentence. Investors are entitled to rely on the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

ChiquitaFyffes respectfully advises the Staff that counsel to ChiquitaFyffes did not intend to limit reliance by investors on the opinion. Rather, counsel to ChiquitaFyffes intended to state that the opinion cannot be relied upon for any other purpose than that required by the Securities Act. Accordingly, counsel to ChiquitaFyffes has revised this sentence to make clear that the opinion has been prepared for that purpose.

****

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 8, 2014

If you have additional questions or require any additional information with respect to the Form S-4 or this letter, please do not hesitate to contact me at (212) 735-2218 or david.friedman@skadden.com or my colleague, John Nelson at (312) 407-0607 or john.nelson@skadden.com.

Very truly yours,

/s/ David J. Friedman
David J. Friedman

cc:	Brian W. Kocher

Principal Executive Officer

ChiquitaFyffes Limited

James E. Thompson

Secretary

ChiquitaFyffes Limited